INDEPENDENT AUDITOR'S REPORT







To the Plan Administrator
Juniata Valley Financial Corp.
Employee Stock Purchase Plan
Mifflintown, Pennsylvania

     We have audited the accompanying statements of net assets available for benefits of Juniata Valley Financial Corp. Employee Stock Purchase Plan as of June 30, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Juniata Valley Financial Corp. Employee Stock Purchase Plan as of June 30, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.







Reading, Pennsylvania
August 31, 1999

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                        JUNIATA VALLEY FINANCIAL CORP.
                         EMPLOYEE STOCK PURCHASE PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS









            ASSETS                             JUNE 30, 1999  JUNE 30, 1998
                                               -------------  -------------



Cash and cash equivalents                      $          -   $         -


Investment in Juniata Valley
  Financial Corp. common stock                            -             -

                                               -------------  ------------
       Net assets available for benefits       $          -             -
                                               =============  ============





See notes to Financial Statements.



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                        JUNIATA VALLEY FINANCIAL CORP.
                         EMPLOYEE STOCK PURCHASE PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS









                                            Year ended     Year ended
                                           June 30, 1999  June 30, 1998
                                           -------------  -------------



Interest income                             $     519        $     445

Employee contributions                         46,190           79,457
                                            ---------        ---------
            Total additions                    46,709           79,902
                                            ---------        ---------

Distributions to participants                  19,345            1,796

Distribution of shares of common stock of
 Juniata Valley Financial Corp. to
 participants (1999 753 shares at $36.34
 per share; 1998 2,497 shares at $31.28 per
 share)                                        27,364           78,106
                                            ---------        ---------
            Total deductions                   46,709           79,902
                                            ---------        ---------
            Net increase                          -                -

Net assets available for benefits
  Beginning of year                               -                -
                                            ---------        ---------
  End of year                               $     -          $      -
                                            =========        =========






See Notes to Financial Statements.



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                 JUNIATA VALLEY FINANCIAL CORP.
                  EMPLOYEE STOCK PURCHASE PLAN
                 NOTES TO FINANCIAL STATEMENTS




SIGNIFICANT ACCOUNTING POLICIES


     Basis of accounting:
          The accompanying financial statements have been prepared on the accrual basis of accounting.

     Estimates:
          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


PLAN DESCRIPTION


     The Corporation established the Employee Stock Purchase Plan
     (Plan) effective as of July 1, 1996. The purpose of the Plan is to provide employees of the Juniata Valley Bank
     (Bank) the opportunity to purchase stock of Juniata Valley Financial Corp. (Corporation) and to acquire a proprietary interest in the Corporation. Under the Plan, each eligible employee is granted options to purchase stock during successive yearly offerings. The Plan is administered by a Committee appointed by the Board of Directors.

     Employees of the Bank are eligible to participate in the Plan after ninety days of service and must be employed at the Bank as of the stock issuance date in order to purchase the stock. Enrollment occurs on July 1 of each plan year.

     Eligible employees, upon enrollment, choose to have payroll deductions at rates from 2% to 10% of their compensation. The payroll deductions are deposited into restricted individual savings accounts, which earn interest computed at the regular statement savings account rate of the Bank. Voluntary cash contributions are also permitted by the Plan, provided that the total amount available to purchase stock per participant does not exceed $25,000. Contributions cease as of the termination date of each plan year (May 15).



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PLAN DESCRIPTION (CONTINUED)


     When a participant terminates employment at the Bank, their participation in the Plan will automatically terminate. The participant will not be entitled to purchase any shares through the Plan and the amount of contributions made to the plan will be returned to the participant. Should the termination of the employee occur because of the employee's death, the beneficiary may elect to withdraw the contributions or to exercise the participants's option for the purchase of the stock on the next termination date (May 15 of each year). Voluntary withdrawals of the participant's entire balance are permitted, as approved by the Chief Financial Officer of the Corporation.

     The Plan permits participants to acquire stock of the Corporation at an option price of between 85% and 100% of the fair market value of the stock. The discount approved by the Board of Directors was 8% for the plan years ended June 30, 1999 and 1998. This resulted in a purchase price of $36.34 and $31.28 per share for the years ended June 30, 1999 and 1998 respectively, based upon the fair market value as of the commencement date of the offering (July 1).

     The stock may be purchased directly from the Corporation, either through authorized but unissued stock or stock held in the treasury of the Corporation, or on the open market, or by a combination. The Plan purchased 753 shares and 2,497 shares of stock for the years ended June 30, 1999 and 1998 respectively, which were issued to the participants of the Plan. Fractional shares are not distributed, therefore, excess cash in each participant's account is returned to the participant.

     The Corporation may terminate or amend the Plan at any time.

     Additional information about the Plan agreement can be obtained from the Chief Financial Officer of the Corporation.


ADMINISTRATIVE EXPENSES


     Fees for legal, accounting and other services are paid by the Corporation and are based upon customary and reasonable rates for such services.




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                 JUNIATA VALLEY FINANCIAL CORP.
                  EMPLOYEE STOCK PURCHASE PLAN
                 NOTES TO FINANCIAL STATEMENTS



INCOME TAX STATUS


     The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements under Section 423 of the Internal Revenue Code of 1986, as amended. Therefore, the Plan Administrator believes that the Plan was qualified and was tax-exempt as of the financial statement date.

                           SIGNATURES






     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.




                                   JUNIATA VALLEY FINANCIAL CORP.
                                   EMPLOYEE STOCK PURCHASE PLAN







Date:_____________________         By:___________________________
                                   A. Jerome Cook
                                   Chairman and C.E.O.
















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                        Index to Exhibit
                        ----------------








Exhibit No.
-----------

23   Consent of Beard & Company, Inc., independent auditors







































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